SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 11, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2008, there were no operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		29	0.00	0.00
Shares	Preferred		25	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		29	0.00	0.00
Shares	Preferred		25	0.00	0.00

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		11	0.00	0.00
Shares	Preferred		6	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		11	0.00	0.00
Shares	Preferred		6	0.00	0.00

Brasil Telecom Participações S.A. – Consolidated Position – June 2008 Page 1 of 4

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2008, there were no operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		6	0.00	0.00
Shares	Preferred		6	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		6	0.00	0.00
Shares	Preferred		6	0.00	0.00

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		7	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		7	0.00	0.00

Brasil Telecom Participações S.A. – Consolidated Position – June 2008 Page 2 of 4

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2008, there were no operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00

Brasil Telecom Participações S.A. – Consolidated Position – June 2008 Page 3 of 4

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2008, there was an operation with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons			( ) Board of Directors	( ) Management	( ) Fiscal Board	(X) Controllers
Initial Balance
Securities/ Derivatives			Securities Characteristics		Quantity	%
						Same Class and Type	Total
Shares			Common		80,364,850	59.96	22. 08
Shares			Preferred		9,966,434	4.33	2.74
Operations in the Month
Securities/ Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
SHARES	Common	Ativa Corretora	Sale	13.jun.08	550,996	R$ 18.93	R$ 10,427,876.96
SHARES	Common	Ativa Corretora	Buy	13.jun.08	550,996	R$ 18.93	R$ 10,427,876.96
Final Balance
Securities/ Derivatives			Securities Characteristics		Quantity	%
						Same Class and Type	Total
Shares			Common		80,364,850	56.96	22.08
Shares			Preferred		9,966,434	4.33	2.74

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Board	(X) Controllers
Initial Balance
Securities/ Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	2,751	0.00	0.00
Shares		Preferred	5,584,429	1.79	1.00
Final Balance
Securities/ Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	2,751	0.00	0.00
Shares		Preferred	5,584,429	1.79	1.00

Brasil Telecom Participações S.A. – Consolidated Position – June 2008 Page 4 of 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.